UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Ciena Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

171779309
(CUSIP Number)

June 9, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 15 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171779309	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,297,431 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,297,431 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,431 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.40%
12	TYPE OF REPORTING PERSON** (see instructions) OO

CUSIP No. 171779309	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Highbridge Long/Short Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 824,324 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 824,324 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,324 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.86%
12	TYPE OF REPORTING PERSON** (see instructions) PN

CUSIP No. 171779309	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Highbridge Long/Short Institutional Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,311,090 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,311,090 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,090 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12	TYPE OF REPORTING PERSON** (see instructions) OO

CUSIP No. 171779309	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Highbridge Long/Short Institutional Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 369,750 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 369,750 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,750 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.39%
12	TYPE OF REPORTING PERSON** (see instructions) OO

CUSIP No. 171779309	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Highbridge Managed Portfolio Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 114,405 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 114,405 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,405 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON** (see instructions) OO

CUSIP No. 171779309	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON** (see instructions) PN

CUSIP No. 171779309	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,924,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,924,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,924,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON** (see instructions) OO

CUSIP No. 171779309	13G	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,924,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,924,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,924,178 shares of Common Stock Call rights to purchase 4,700 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON** (see instructions) IN

CUSIP No. 171779309	13G	Page 10 of 15 Pages

Item 1 (a).	Name Of Issuer

Ciena Corporation, a Delaware corporation (the “Company”)

Item 1(b).	Address Of Issuer’s Principal Executive Offices:
1201 Winterson Road Linthicum, MD 21090

Item 2 (a).	Name Of Person Filing:
Item 2(b).	Address Of Principal Business Office:
Item 2(c).	Citizenship:

Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Long/Short Equity Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Highbridge Long/Short Equity Fund, Ltd.
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Long/Short Institutional Fund, Ltd.
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Managed Portfolio Master, Ltd.
Walkers Corporate Services Limited, Walker House
87 Mary Street
George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

STAR, L.P. (a statistical arbitrage strategy)
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

CUSIP No. 171779309	13G	Page 11 of 15 Pages

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

Item 2(d).	Title Of Class Of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e)	CUSIP Number
171779309

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

CUSIP No. 171779309	13G	Page 12 of 15 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC holds 2,297,431 shares of Common Stock, (ii) Highbridge Long/Short Equity Fund, L.P. holds 824,324 shares of Common Stock, (iii) Highbridge Long/Short Equity Fund, Ltd. holds 1,311,090 shares of Common Stock, (iv) Highbridge Long/Short Institutional Fund, Ltd. holds 369,750 shares of Common Stock, (v) Highbridge Managed Portfolio Master, Ltd. holds 114,405 shares of Common Stock, (vi) STAR L.P. (a statistical arbitrage strategy) holds 7,178 shares of Common Stock and call rights to purchase 4,700 shares of Common Stock, and (vii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 4,924,178 shares of Common Stock held by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd. and STAR L.P. (a statistical arbitrage strategy) and call rights to purchase 4,700 shares of Common Stock held by STAR L.P. (a statistical arbitrage strategy).

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd. and STAR L.P. (a statistical arbitrage strategy).  Highbridge Capital Management, LLC is an advisor to  Highbridge Managed Portfolio Master, Ltd.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of the shares of Common Stock held by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd. and STAR, L.P. (a statistical arbitrage strategy).

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 95,681,685 shares of Common Stock issued and outstanding as of June 3, 2011, as represented in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011, filed with the Securities and Exchange Commission on June 9, 2011.  Therefore, as of the date hereof, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC may be deemed to beneficially own 2.40% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Long/Short Equity Fund, L.P. may be deemed to beneficially own 0.86% of the outstanding shares of Common Stock of the Company, (iii) Highbridge Long/Short Equity Fund, Ltd. may be deemed to beneficially own 1.37% of the outstanding shares of Common Stock of the Company, (iv) Highbridge Long/Short Institutional Fund, Ltd. may be deemed to beneficially own 0.39% of the outstanding shares of Common Stock of the Company, (v) Highbridge Managed Portfolio Master, Ltd. may be deemed to beneficially own 0.12% of the outstanding shares of Common Stock of the Company, (vi) STAR L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.01% of the outstanding shares of Common Stock of the Company, and (vii) each of Highbridge Capital Management, LLC and Glenn Dubin may be may be deemed to beneficially own 5.15% of the outstanding shares of Common Stock of the Company held by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd. and STAR L.P. (a statistical arbitrage strategy).

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: See Item 4(a)
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition of: See Item 4(a)

CUSIP No. 171779309	13G	Page 13 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification Of The Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 17, 2011, by and among Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd., STAR L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 171779309	13G	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated June 17, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director	HIGHBRIDGE INTERNATIONAL LLC By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director
HIGHBRIDGE LONG/SHORT EQUITY FUND, L.P. By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director	HIGHBRIDGE LONG/SHORT EQUITY FUND, LTD. By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director
HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD. By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva - Name: John Oliva Title: Managing Director	HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD. By: Highbridge Capital Management, LLC its Advisor By: /s/ John Oliva Name: John Oliva Title: Managing Director
STAR, L.P. (a statistical arbitrage strategy) By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director	/s/ Glenn Dubin GLENN DUBIN

CUSIP No. 171779309	13G	Page 14 of 15 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of Ciena Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated June 17, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director	HIGHBRIDGE INTERNATIONAL LLC By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director
HIGHBRIDGE LONG/SHORT EQUITY FUND, L.P. By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director	HIGHBRIDGE LONG/SHORT EQUITY FUND, LTD. By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director
HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD. By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva - Name: John Oliva Title: Managing Director	HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD. By: Highbridge Capital Management, LLC its Advisor By: /s/ John Oliva Name: John Oliva Title: Managing Director
STAR, L.P. (a statistical arbitrage strategy) By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director	/s/ Glenn Dubin GLENN DUBIN